UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Scorpio Tankers Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
Y7542C106
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)
[   ]       Rule 13d-1(c)
[   ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7542C106

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)		Kensico Capital Management Corp. 13-4079277
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	5,930,049
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	5,930,049
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,930,049
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		9.3%
12.	Type of Reporting Person		CO, IA

CUSIP No. Y7542C106

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)		Michael B. Lowenstein
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	5,930,049
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	5,930,049
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,930,049
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		9.3%
12.	Type of Reporting Person		IN, HC

CUSIP No. Y7542C106

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)		Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	5,930,049
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	5,930,049
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,930,049
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		9.3%
12.	Type of Reporting Person		IN, HC

CUSIP No. Y7542C106

Amendment No. 2 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer  on November 24, 2010 and Amendment No. 1 thereto filed on February 13, 2012 (as so amended, the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

[ ]	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.  Ownership.

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 2 to Schedule 13G is incorporated herein by reference.  Ownership is stated as of December 31, 2012 and ownership percentages are based on 63,827,846 shares of Common Stock outstanding after the completion of the offering of 21,639,774 shares of Common Stock pursuant to the Issuer’s Prospectus Supplement on Form 424B5 filed with the Commission on December 5, 2012.

CUSIP No. Y7542C106

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y7542C106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2013

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Name: Michael B. Lowenstein, Authorized Signatory
MICHAEL B. LOWENSTEIN /s/ Michael B. Lowenstein

THOMAS J. COLEMAN /s/ Thomas J. Coleman